DC

No Act

P.E. 12-21-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07041770

RECD S.E.C.

JAN 1 0 2007

1086

January 5, 2007

Ms. Sandra A. Seville-Jones
Munger, Tolles & Olson LLP
355 South Grand Avenue
Thirty-Fifth Floor
Los Angeles, CA 90071-1560

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/5/2007

Re: Source Interlink Companies, Inc.
Incoming letter dated December 21, 2006

Dear Ms. Seville-Jones:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Source by Jonathan Ledecky. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Mr. Jonathan Ledecky
Ledecky Foundation
Suite 950
901 15th Street NW
Washington, DC 20005

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

943605

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE
THIRTY-FIFTH FLOOR
LOS ANGELES, CALIFORNIA 90071-1560
TELEPHONE (213) 683-9100
FACSIMILE (213) 687-3702

560 MISSION STREET
SAN FRANCISCO, CALIFORNIA 94105-2907
TELEPHONE (415) 512-4000
FACSIMILE (415) 512-4077

December 21, 2006

WRITER'S DIRECT LINE
(213) 683-9126
(213) 683-5126 FAX
Sandra.Seville-Jones@mto.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Stockholder Proposal Submitted by Jonathan Ledecky

Dear Sirs:

We are writing on behalf of our client, Source Interlink Companies, Inc., a Delaware corporation ("Source" or the "Company"), to inform you that Source intends to omit from its proxy card and other proxy materials for Source's 2006 Annual Meeting a stockholder proposal and supporting statement (the "Proposal") submitted by Jonathan Ledecky of the Ledecky Foundation (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.[1]

On behalf of Source, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, for the reasons stated below, Source excludes the Proposal from its proxy card and other proxy materials to be distributed to Source's stockholders in connection with its 2006 Annual Meeting of Stockholders. We have provided copies of this letter with attachments to Mr.

[1] Mr. Ledecky's letter contains four proposals, but only one proposal was submitted for inclusion in the Proxy Statement.

Ledecky to notify him of the Company's intention to omit his proposal from the Proxy Statement.

BACKGROUND

Mr. Ledecky and the Company are currently adverse parties to an action pending in the District Court in Washington, D.C. Mr. Ledecky filed this action against the Company in connection with a contractual dispute. On July 12, 2006, the Court dismissed two counts of Mr. Ledecky's complaint and is currently considering the Company's summary judgment motion, which if granted would end the case.

THE PROPOSAL

"Shareholder Proposal to be Included in the Proxy Statement and Form of Proxy

RESOLVED, that the shareholders request the Board of Directors to take all steps necessary to issue a $5 per share special dividend to all holders of record of the Company."

ANALYSIS

Under Rule 14a-8(i)(13) of the Securities Exchange Act of 1934, as amended, a company may exclude a shareholder proposal from its proxy statement "[i]f the proposal relates to specific amounts of cash or stock dividends." Source believes the Proposal is clearly excludable under Rule 14a-8(i)(13) because it specifies the exact amount of the proposed dividend: "$5 per share."

The Staff has consistently interpreted Rule 14a-8(i)(13) to permit the exclusion of stockholder proposals which call for the payment of a dividend of a particular dollar amount. See, e.g., Cisco Systems, Inc. (September 9, 2005) ("We REQUEST that the Board of Directors consider asking the Shareholders at large to vote "FOR" (or) "AGAINST" an Annual Dividend payment of $.60/share, paid quarterly, beginning no later than MAY 2006."); American International Group, Inc. (January 29, 2004) ("This proposal would increase the dividend to two dollars ($2.00) per share of common stock annually. The dividend would be payable quarterly."); Host Marriott Corporation (March 5, 2003) ("The shareholders strongly recommend to the Board of Directors to make all efforts to reinstate at least a $100 per share dividend.)"; Mesaba Holdings, Inc. (April 28, 2000) ("Proposal to ratify a special dividend, consisting of the distribution to holders of the company's outstanding shares of common stock, prorata, in the form of cash, in the amount of eighty million dollars ($80,000,000), payable no later than January 15, 2001.").

The Proposal falls squarely within Rule 14a-8(i)(13) because it relates to a dividend in the specific amount of $5; therefore, we ask your concurrence that the Proposal may be properly excluded from the 2006 Proxy Materials.

TIMELINESS OF SOURCE'S NO ACTION REQUEST

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reason for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. We believe that this request complies with the 80 day rule of Rule 14a-8(j)(1) because Source has not yet filed its definitive proxy statement and form of proxy with the Commission, and could, if necessary, avoid filing its definitive proxy materials within the next 80 calendar days. We request the Staff's permission however, to file Source's definitive proxy statement and form of proxy as soon as practicable following receipt of the Staff's response to this letter, even if the filing date is less than 80 calendar days after this letter is filed with the Commission.

Source historically holds its annual meeting in July of each year. In 2006, it announced that it was undertaking a review of strategic alternatives. It deviated from its routine of holding annual meetings in July since some strategic alternatives would likely have required a stockholder meeting and it did not want to incur the expense and confusion of possibly holding two stockholder meetings in close proximity to one another. As the year has progressed, Source now believes that no other proposals will be brought forth in time for consideration at a meeting during the current fiscal year ending January 31, 2007. Source's 2006 fiscal year ended January 31, 2006, and the NASDAQ listing requirements require an annual meeting to be held within one year of the end of the most recent fiscal year.[2] Therefore, on November 30, 2006, Source announced its intention to hold its 2006 Annual Meeting on January 29, 2007 and a deadline for receiving stockholder proposals of December 10, 2006. The annual meeting date of January 29, 2007 would have permitted Source to meet its NASDAQ listing requirements.

Source did not receive Mr. Ledecky's proposal until December 8, 2006 and due to these circumstances therefore could not file its reason for excluding the proposal at least eighty (80) days prior to the date it contemplated filing of its definitive Proxy Statement.

The Company believes that it is in the best interests of the Company's stockholders for the Company to hold its 2006 Annual Meeting as soon as practicable, and therefore requests the Staff waive the eighty day requirement. Depending on the substance and timing of the response by the Staff, the Company will determine the date to hold the annual meeting.

CONCLUSION

Based upon the foregoing analysis, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the materials for the 2006 Annual Meeting. Furthermore, the Company further requests that the Staff waive the requirement that this response be submitted at least 80 days prior to the mailing pursuant to Rule 14a-8(j)(1).

---

[2] NASDAQ Rule 4350(e).

Should the Staff disagree with our conclusions regarding the omission of the Proposal or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response to this letter. In this case, please contact me by telephone at 213-683-9126 or Rob Knauss at 213-683-9137. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff responses to this no-action request that the Staff transmits by facsimile to us only.

Pursuant to Rule 14a-8(j)(2), six copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), the Company is simultaneously providing a copy of this letter and the attachments to the Proponent. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Respectfully submitted,

Sandra Seville-Jo

Sandra A. Seville-Jones

Exhibit A

Ledecky Foundation
Suite 950
901 15th Street NW
Washington, DC 20005
(202) 331-9000

December 7, 2006

Via Overnight Courier
Source Interlink Companies, Inc.
27500 Riverview Center Blvd., Suite 400
Bonita Springs, FL 34134

Attn: Douglas J. Bates, Secretary

Dear Mr. Bates:

This shall serve as notice that I, Jonathan Ledecky, intend to present a proposal, as set forth on Exhibit A attached hereto (the "Proposal"), at the 2007 annual meeting of shareholders (the "Annual Meeting") of Source Interlink Companies, Inc. (the "Company"). Pursuant to the provisions of Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934, I intend for the Proposal to be included in the proxy statement and form of proxy for the Annual Meeting.

In addition, I intend to present three additional proposals, as set forth on Exhibit B attached hereto (the "Additional Proposals"), at the Annual Meeting.

In connection with both the Proposal and the Additional Proposals, I hereby assert that I am the beneficial owner of 1,300,000 shares of the common stock of the Company and have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to vote on the Proposal at the Annual Meeting, for at least one year. Attached hereto is a written statement from the record holder of the shares, J.P. Morgan Securities, verifying that I currently own the shares and have held the shares for at least one year. The address of the record holder is included in the written statement. Furthermore, I assert that I will continue to hold at least $2,000 in market value, or 1% of the Company's securities, through the date of the Annual Meeting on January 29, 2007. My address is c/o Ledecky Foundation, Suite 950, 901 15th Street NW, Washington, DC, 20005. I was a shareholder on the record date for the Annual Meeting and am entitled to vote at such meeting. I intend to appear in person or by proxy at the meeting to introduce both the Proposal and the Additional Proposals.

Very Truly Yours,

Jonathan Ledecky /RL

Jonathan Ledecky

Exhibit A

Shareholder Proposal to be Included in the Proxy Statement and Form of Proxy

RESOLVED, that the shareholders request the Board of Directors to take all steps necessary to issue a $5 per share special dividend to all holders of record of the Company.

Supporting Statement

The Company's Board of Directors undertook a review of the Company's strategic options starting in March 2006. The review was undertaken to maximize shareholder value. As of December 7, 2006, no information has been communicated to shareholders with respect to this situation. It is clear that a one-time, $5 per share special dividend could be paid to Company shareholders based on the current and historical cash flow generation and current debt levels of the Company.

I urge stockholders to vote FOR this resolution.

Exhibit B

Additional Shareholder Proposals to be Introduced at the 2007 Annual Meeting

1. RESOLVED, that the Board of Directors be instructed to increase the size of the Board of Directors and elect or appoint additional directors such that the five directors originally designated as the "Yucaipa representatives" plus Ariel Emmanuel no longer constitute a majority of the directors of the Company.

    Supporting Statement – The Company's Board of Directors recently announced several vacancies and resignations from the Company's Board of Directors. Without shareholder approval or consent, it also determined to reduce the number of directors serving on the Board from 11 to 9 members. The Company also announced that another Board member will not stand for reelection as a director at the 2007 Annual Meeting of Stockholders and his term of office will expire at the Annual Meeting. This effectively means that Directors originally elected as "Yucaipa representatives" now control five of nine board seats, including the Chairmanship of the Company, and, after the Annual Meeting, will control five of eight board seats. A sixth director, Ariel Emmanuel, is closely aligned with Yucaipa's Managing Partner Ronald W. Burkle. This means that Yucaipa, which reports that it owns approximately 34% of the Company's shares outstanding, will effectively control 75% of the Company's board seats. It is imperative that the Board of Directors elect additional independent directors and/or that Yucaipa representatives resign in sufficient numbers so that a majority of the Board of Directors of the Company are truly independent.

    This situation is further magnified by the potential conflict of interest between the specific financial interests of Yucaipa and those of the remaining shareholders of the Company. It is clear that Yucaipa is now effectively controlling the affairs of the Company without having paid a premium to the remaining shareholders for this control. Yucaipa should remedy this by making an offer to take the Company private at a full and fair price for all remaining shareholders or it should relinquish its majority control of the Board of Directors of the Company.

2. RESOLVED, that the Board of Directors be instructed to strictly prohibit any management, management consulting, investment banking or other fees of any nature to Yucaipa or its representatives on the Board of Directors of the Company.

    Supporting Statement - Since the Board of Directors is controlled by Yucaipa, there is no guarantee that it will operate on an independent basis in the best interests of all stockholders with respect to the affairs of the Company. The potential to vote large payment transfers to Yucaipa for services to the Company therefore exists. This would not be in the best interests of the remaining shareholders of the Company.

3. RESOLVED, that all corporate jets, corporate apartments and other corporate perks be terminated and/or eliminated at the Company.

Supporting Statement - It is laudable that the Board of Directors determined to negotiate the removal of the prior Chairman and CEO of the Company. I believe that under his administration he instilled a culture of corporate waste at the Company that included, among other practices, the purchase of an unnecessary corporate aircraft with unlimited personal use by company executives; the personal use by family members, relatives and employees of corporate apartments, ski lodges and watercraft in New York, Utah, Florida and other locations; the personal use by family members, relatives and employees of a company car with full time company driver; and other perks either disclosed or undisclosed in the Company's prior proxy statements. This resolution calls for the elimination of all such perks at the Company as a way of producing further income for the benefit of ALL Company shareholders.

JPMorgan Private Bank

Joyce A. Said
Vice President

December 7, 2006

Source Interlink Companies, Inc.
27500 Riverview Center Boulevard
Suite 400
Bonita Springs, Florida 34134

Attention: Douglas J. Bates, Secretary

Dear Mr. Bates:

This is to confirm that as of December 7, 2006, Jonathan Ledecky owns 1,300,000 shares of common stock of Source Interlink Companies, Inc. These shares are held in Account No. Q74088008 with J.P. Morgan Trust Company, N.A. The shares are held for the benefit of Mr. Ledecky in a nominee name used by J.P. Morgan, but are segregated from the assets of the firm. Mr. Ledecky has held all such shares continuously for a period of at least one year from the date hereof.

This information is given in strict confidence and without any responsibility whatsoever arising on the part of the firm or its officers. Should you have further questions as to JPMorgan's understandings, please do not hesitate to contact me directly.

Sincerely,

J. Said

Joyce A. Said
Vice President

J.P. Morgan Securities Inc. • 800 Connecticut Avenue, NW, Floor 9, Washington, DC 20006
Telephone: 202 533 2144 • Facsimile: 202 533 2126 • Toll Free: 800 606 8497
joyce.a.said@jpmorgan.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Source Interlink Companies, Inc.
Incoming letter dated December 21, 2006

The proposal requests the board to take all necessary steps to issue a $5 per share special dividend to all holders of record.

There appears to be some basis for your view that Source may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Source omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

We note that Source did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel